Filed Pursuant to Rule 433
Registration Statement No. 333-282565

AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Autocallable Strategic Accelerated Redemption Securities® Linked to the VanEck® Gold Miners ETF
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called earlier
Market Measure	The VanEck® Gold Miners ETF (Bloomberg symbol: “GDX”)
Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The Closing Market Price of the Market Measure on any Observation Date
Observation Dates	Approximately one, two, three, four and five years from the pricing date
Call Level	100.00% of the Starting Value
Call Amounts

[$11.30 to $11.40] if called on the first Observation Date, [$12.60 to $12.80] if called on the second Observation Date, [$13.90 to $14.20] if called on the third Observation Date, [$15.20 to $15.60] if called on the fourth Observation Date and [$16.50 to $17.00] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity	If the notes are not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 15.00% decline, with up to 85.00% of your principal amount at risk
Threshold Value	85.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Observation Level of the Market Measure on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, are willing to have their notes called. This investment is also designed for investors who are willing to accept that their return on their investment will be capped at the applicable Call Premium, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988226008541/bns_fwp-04897.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●If your notes are not automatically called, depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●If called, your return on the notes is limited to the applicable Call Premium.

●You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive any shares of the Market Measure or the securities held by the Market Measure, or any dividends or other distributions in respect of the Market Measure or the securities held by the Market Measure.

●There are liquidity and management risks associated with the Market Measure.

●The performance of the Market Measure may not correlate with the performance of its underlying index as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of the shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

●Payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.

●All of the securities held by the Market Measure are concentrated in one industry.

●The performance of the Market Measure may be influenced by gold and silver prices.

●There is no direct correlation between the value of the notes or the price of the Market Measure, on the one hand, and gold and silver prices, on the other hand.

●The notes will be subject to risks associated with small-capitalization and mid-capitalization companies.

●There are risks associated with foreign securities markets, including emerging markets.

●The notes are subject to foreign currency exchange rate risk.

●MarketVector Indexes GmbH, the sponsor and compiler of the Underlying Index, retains significant control and discretionary decision-making over the Underlying Index and is responsible for decisions regarding the interpretation of and amendments to the Underlying Index rules, which may have an adverse effect on the price of the Market Measure, the market value of the notes and the amount payable on the notes.

●The Market Measure recently changed the index that it tracks.

●The Underlying Index has a limited operating history.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.